

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 21, 2009

via U.S. mail

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

Re: Yanglin Soybean, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 8, 2009
File No. 333-150822
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed May 8, 2009
File No. 000-52127
Response letter dated May 8, 2009

Dear Mr. Liu:

We have reviewed your response letter and the above noted filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed on May 8, 2009

General

1.   Please update your registration statement to include financial statements covering
        the subsequent interim period through March 31, 2009 to comply with Rule 3-12
        or Rule 8-08 of Regulation S-X, as applicable.

2.   We note you designate yourself as a non-accelerated filer on the registration
        statement; however, on your Form 10-K for the fiscal year ended December 31,
        2008, you have changed your designation and now indicate that you are a smaller
        reporting company. Please explain to us your basis for changing your
        designation, including reference to specific aspects of the definition that resides in
        Rule 12b-2 of Regulation 12B.

Selected Consolidated Financial Data, page 23

3.   Please update your table to include selected financial data as of and for the year
        ended December 31, 2008, to replace the data as of and for the nine months ended
        September 30, 2008, which is no longer required.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

4.   We note your auditor refers to the balance sheet as of December 31, 2006 and the
        related consolidated statements of income, stockholders' equity and cash flows
        for the year ended December 31, 2006 in its introductory paragraph. However, it
        does not refer to these financial statements in its opinion paragraph. We would
        ordinarily expect that your auditor would also need to refer to these financial
        statements in the opinion paragraph of the report to comply with the guidance in
        AU §508.08.

Note 1 – Organization and Principal Activities, page 7

5.   We note that you removed certain disclosure in Note 1 of your financial
        statements in the latest amendments to your Form S-1 and Form 10-K for the
        fiscal year ended December 31, 2008 that were present in your earlier filing on
        April 14, 2009. Tell us why you have deleted the disclosure stating " If the 6% of
        license and management fees exceed the net profit before tax of Yanglin, the
        amount the WFOE is entitled to receive is limited to the actual annual net profit
        before tax of Yanglin under the contracts."

Note 20 – Parent-Only Financial Statements, page 28

6.   We note that in response to prior comment 5, concerning the lack of correlation between equity shown on your parent-only information and equity in your consolidated financial statements, you provided reconciliations of the December 31, 2008 account balances for additional paid in capital, receivables from subsidiaries, and accumulated losses. Please tell us why your reconciliations of additional paid in capital and accumulated losses begin with balances as of an earlier point in time, before the reverse takeover.

As the parent-only total stockholders' equity is generally the same as total stockholders' equity on a consolidated basis, we would like to understand the reasons your measures of these equity account balances differ substantially from one another. Please submit a reconciliation of the individual equity accounts on page 3 to those appearing on page 28, as of December 31, 2008, and provide an explanation for each reconciling item.

7.   Please include an introductory note to the parent-only financial statements that explains the purpose for presenting this information. Please read the guidance in FRC §213.02.b for clarification when preparing this disclosure. In addition, identify any assets appearing on the parent-only balance sheets that are restricted in any manner.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

8.   We note that you have included an explanatory note indicating that you are filing the amendment in response to our comment letter. Please replace this statement with a brief summary describing the nature of the revisions and directing readers to those sections of your filing where revisions are being made and where further details are provided.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
       K. Hiller
       M. Duru
       T. McNeil

       via facsimile

       Jiannan Zhang, Esq.
       86 (10) 6599 7300